EXHIBIT (c)(vii)

Queensland Treasury Corporation’s 2015-16 Indicative Borrowing Program Update.

QTC announces $6.5 billion term debt borrowing program

Following the Queensland 2015-16 State Budget release yesterday, Queensland Treasury Corporation estimates it will borrow $6.5 billion of term debt this financial year. This is a reduction of approximately $4 billion from what was previously forecast in the 2014-15 borrowing program.

Indicative term debt borrowing program

	2015-16	2016-17	2017-18	2018-19
	AUD M1	AUD M1	AUD M1	AUD M1
New money
State (includes general government and government-owned corporations)	(1,700)	900	1,000	1,500
Local government and other[2]	700	300	300	300
Total new money	(1,000)	1,200	1,300	1,800

Net term debt refinancing	7,500	8,800	9,700	8,200
Total term debt requirement	6,500	10,000	11,000	10,000

[1]	Numbers are rounded to the nearest $100 million.
[2]	Other entities include: universities, grammar schools, retail water entities and water boards.

Note: Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions.

2015-16 funding strategy

•	To complete its 2015-16 borrowing program, QTC’s AUD benchmark bonds will remain its principal source of funding.

•	QTC’s term debt issuance will be targeted to smooth its maturity profile and potentially launch new term debt maturities.

•	Issuance in its benchmark curve will be complemented by floating rate notes and other instruments.

•	QTC will continue to maintain a minimum of approximately $5 billion of short-term debt outstandings.

•	QTC’s funding activity will be subject to market conditions and client requirements.

2014-15 year in review

During the 2014-15 financial year, QTC issued approximately $6 billion of benchmark bonds via public issuance. QTC also issued via syndication a new benchmark-size floating rate note maturing in 2018 with $2.5 billion outstanding by the end of the financial year. Investor demand for primary issues was strong throughout the year with all public issuance heavily oversubscribed.

15 JULY 2015
QUEENSLAND TREASURY CORPORATION MEDIA RELEASE
PAGE 2 OF 2	EST. 1988 / GOVERNMENT GUARANTEED

Next review of borrowing requirements

QTC will revise its 2015-16 borrowing program following the Queensland Government’s release of its Mid-Year Fiscal and Economic Review.

NOTE: QTC’S 2015-16 indicative borrowing program is hereby incorporated by reference into the disclosure documents for QTC’s funding facilities, including the domestic A$ Bond Information Memorandum dated 3 March 2015. QTC is also in the process of preparing and filing a US Form 18-K/A (exhibiting the borrowing program) with the US Securities and Exchange Commission.

LEGAL NOTICE: This announcement (i) does not constitute an offer to sell or the solicitation of an offer to buy any securities, (ii) may not be sent or disseminated in, directly or indirectly, any jurisdiction in which it is unlawful to so send or disseminate, and (iii) may not be sent or given to any person to whom it is unlawful to be so given. In particular, securities may not be offered or sold in the United States or to ‘US Persons’ (as defined in Regulation S under the US Securities Act of 1933, as amended (the ‘Securities Act’)) without registration under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and any other applicable US state securities laws. This announcement is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.

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